UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

International Stem Cell Corporation

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

05577Y107

 (CUSIP Number)

Rouslan Semechkin, President
X-Master, Inc.
1 Overlook Drive, Unit 11
Amherst, New Hampshire 03031
Tel. (603) 672-7070

  Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Michael B. Tule
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, P.O. Box 326
Manchester, New Hampshire 03105-0326
Tel. (603) 625-6464

January 13, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Page 1 of 8 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons.

X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)

WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization

A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 27,522,430 1
9. Sole Dispositive Power
10. Shared Dispositive Power 27,522,430 1
11. Aggregate Amount Beneficially Owned by Each Reporting Person

27,522,430 1
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)

27.5% 2
14. Type of Reporting Person (See Instructions) CO

1
Of the 27,522,430 shares of common stock, $.001 par value ("Common Shares") reported, 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 10 shares of Series D Preferred Stock issued to the Reporting Person.  An additional 15,373,800 Common Shares are issuable upon conversion of 36.817 shares of Series D Preferred Stock held by A. Semechkin, and the exercise of options to purchase 647,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.  25,630 Common Shares are held by R. Semechkin, and an additional 123,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner.

2
The calculation of the percentage is based on (i) 72,456,463 Common Shares outstanding as of November 3, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, and (ii) 27,496,800 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock and 46.817 shares of Series D Preferred Stock, and the exercise of options to purchase 770,000 Common Shares of the Issuer.

Page 2 of 8 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons.

Andrei Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)

PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization

Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 27,522,430 3
9. Sole Dispositive Power
10. Shared Dispositive Power 27,522,430 3
11. Aggregate Amount Beneficially Owned by Each Reporting Person

27,522,430 3
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)

27.5% 4
14. Type of Reporting Person (See Instructions) IN

3
Of the 27,522,430 shares of common stock, $.001 par value ("Common Shares") reported, 15,373,800 shares are issuable upon conversion of 36.817 shares of Series D Preferred Stock held by the Reporting Person, and exercise of options to purchase 647,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days.  12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner.  25,630 Common Shares are held by R. Semechkin, and an additional 123,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner.

4
The calculation of the percentage is based on (i) 72,456,463 Common Shares outstanding as of November 3, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, and (ii) 27,496,800 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock and 46.817 shares of Series D Preferred Stock, and the exercise of options to purchase 770,000 Common Shares of the Issuer.

Page 3 of 8 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons.

Rouslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)

PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization

Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 27,522,430 5
9. Sole Dispositive Power
10. Shared Dispositive Power 27,522,430 5
11. Aggregate Amount Beneficially Owned by Each Reporting Person

27,522,430 5
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)

27.5% 6
14. Type of Reporting Person (See Instructions) IN

5
Of the 27,522,430 shares of common stock, $.001 par value ("Common Shares") reported, 25,630 Common Shares are held by the Reporting Person and an additional 123,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days.  12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner.  15,373,800 Common Shares are issuable upon conversion of 36.817 shares of Series D Preferred Stock held by A. Semechkin, and the exercise of options to purchase 647,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner.

6
The calculation of the percentage is based on (i) 72,456,463 Common Shares outstanding as of November 3, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, and (ii) 27,522,800 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock and 46.817 shares of Series D Preferred Stock, and the exercise of options to purchase 770,000 Common Shares of the Issuer.

Page 4 of 8 Pages

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D ("Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, and Amendment No. 5 to Schedule 13D dated October 13, 2009 (the "Schedule 13D").  This Amendment is being filed by and on behalf of X-Master, Inc. ("X-Master"), Andrei Semechkin ("A. Semechkin"), and Rouslan Semechkin ("R. Semechkin"), (each a "Reporting Person" and collectively, the "Reporting Persons").  This Amendment relates to the common stock, par value $0.001, of International Stem Cell Corporation, a Delaware corporation (the "Issuer").  Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of January 13, 2011, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 27,522,430 Common Shares.  The Group Shares represent approximately 27.5% of the total number of shares of Common Shares outstanding as of November 3, 2011 (plus the 27,496,800 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 13, 2011, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 27,522,430 Common Shares.  The Group Shares represent approximately 27.5% of the total number of shares of Common Shares outstanding as of November 3, 2011 (plus the 27,496,800 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 13, 2011, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 27,522,430 Common Shares.  The Group Shares represent approximately 27.5% of the total number of shares of Common Shares outstanding as of November 3, 2011 (plus the 27,496,800 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b)	Number of shares as to which X-Master has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 27,522,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 27,522,430

Number of shares as to which A. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 27,522,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 27,522,430

Number of shares as to which R. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 27,522,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 27,522,430

(c)  On January 13, 2011, A. Semechkin was granted options to purchase up to 2,500,000 Common Shares, which vest at 2% per month commencing February 13, 2011, as long as A. Semechkin continues to serve as CEO or as another executive officer of the Issuer.

On January 13, 2011, R. Semechkin was granted options to purchase up to 500,000 Common Shares, which vest at 2% per month commencing February 13, 2011.

Page 5 of 8 Pages

(d)  Not applicable.

(e)	Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Agreement of Joint Filing, dated January 18, 2011, by and among X-Master, Inc., Andrei Semechkin, and Rouslan Semechkin.

Exhibit 2:
Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:
Power of Attorney, dated November 19, 2008, relating to Andrei Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:
Power of Attorney, dated November 19, 2008, relating to Rouslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 6 TO SCHEDULE 13D – CUSIP Number 05577Y107

Page 7 of 8 Pages

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 18, 2011	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Page 8 of 8 Pages